21002476

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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INUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-26037

Mail Processing Section
SEC
MAR 03 2021
Washington DC
413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harvest Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Benedum-Trees Building, 223 Fourth Avenue
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank D. Ruscetti 412-391-1466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Evans, Mehlhorn & Miller, P.C.
(Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Suite 350	Bridgeville	PA	15017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank D. Ruscetti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harvest Financial Corporation, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
F David Ruscetti, Notary Public
Allegheny County
My commission expires August 14, 2022
Commission number 1285243
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harvest Financial Corporation

Financial Statements and Supplemental Information

Year Ended December 31, 2020

Harvest Financial Corporation

Financial Statements and Supplemental Information

Table of Contents

Year Ended December 31, 2020

Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel 412-257-2882
Fax 412-257-2888
www.emmcpas.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harvest Financial Corporation (a Pennsylvania corporation) as of December 31, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Harvest Financial Corporation as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Harvest Financial Corporation's management. Our responsibility is to express an opinion on Harvest Financial Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Harvest Financial Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computations of Net Capital and Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Harvest Financial Corporation's financial statements. The supplemental information is the responsibility of Harvest Financial Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computations of Net Capital and Aggregate Indebtedness is fairly stated, in all material respects, in relation to the financial statements as a whole.

Evans Mehlhorn + Miller PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

We have served as Harvest Financial Corporation's auditor since 1994.

Bridgeville, Pennsylvania

February 16, 2021

Financial Statements

Harvest Financial Corporation

Statement of Financial Condition

December 31, 2020

Assets		
Cash	$	275,134
Receivable from clearing organization		45,890
Receivable from brokers/dealers - other		448
Prepaid expenses		29,114
Computer and office equipment, less accumulated depreciation of $8,225		13,454
Operating lease ROU asset, less accumulated lease cost of $97,816		519,475
	$	883,515

The accompanying notes are an integral part of these financial statements.

Liabilities and Stockholders' Equity

Liabilities:		
Commissions payable	$	65,227
Accounts payable		4,574
Accrued expenses		20,100
Income taxes payable		10,169
Operating lease liability		519,037
Total Liabilities		619,107
Stockholders' Equity:		
Common stock, no par or stated value; 400,000 shares authorized, 293,080 issued and outstanding		135,285
Additional paid-in capital		32,647
Retained earnings		96,476
		264,408
	$	883,515

Harvest Financial Corporation

Statement of Income

Year Ended December 31, 2020

Revenues:	
Commission revenues	$ 1,418,980
Advisory fees	739,593
PPP loan forgiveness	117,000
Other revenues	8,492
Interest income	1,350
	2,285,415
Operating Expenses:	
Clearing expenses	35,216
Other selling expenses	32,430
Occupancy and equipment expense	171,647
Communications and data processing	37,974
Employment costs	1,776,030
General and administrative expenses	67,383
Depreciation	4,336
	2,125,016
Net Income Before Income Taxes	160,399
Income Taxes	16,554
Net Income	$ 143,845

The accompanying notes are an integral part of these financial statements.

Harvest Financial Corporation

Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid-In Capital	Retianed Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance, December 31, 2019	$ 135,285	$ 32,647	$ (32,144)	$ 135,788
Net Income	-	-	143,845	143,845
Dividends Paid	-	-	(15,225)	(15,225)
Balance, December 31, 2020	$ 135,285	$ 32,647	$ 96,476	$ 264,408

The accompanying notes are an integral part of these financial statements.

Harvest Financial Corporation

Statement of Cash Flows

Year Ended December 31, 2020

Increase (Decrease) in Cash	
Cash flows from operating activities:	
Net income	$ 143,845
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,336
Deferred income taxes	3,400
(Increase) decrease in:	
Receivable from clearing organization	(6,880)
Receivable from brokers/dealers - other	2,713
Receivable - other	78
Prepaid expenses	4,144
Operating lease ROU asset	50,130
Increase (decrease) in:	
Commissions payable	(36,897)
Accounts payable	4,020
Accrued expenses	1,077
Income taxes payable	8,673
Operating lease liability	(50,779)
Net cash provided by operating activities	127,860
Cash flows from investing activities:	
Repayment of advance to related party	18,000
Net cash provided by investing entities	18,000
Cash flows from financing activities:	
Dividends paid to shareholders	(15,225)
Net cash used by investing entities	(15,225)
Net Increase in Cash	130,635
Cash, beginning of year	144,499
Cash, end of year	$ 275,134

The accompanying notes are an integral part of these financial statements.

Harvest Financial Corporation

Notes to Financial Statements

Year Ended December 31, 2020

1. Organization and Nature of Business

Harvest Financial Corporation (Company) was organized on March 13, 1981 and incorporated under the laws of Pennsylvania. The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is also a registered investment advisor pursuant to the provisions of 301(e) under the Pennsylvania Securities Act of 1972 and provides its clients with discretionary account management services and investment advisory services on either a discretionary or non-discretionary basis. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC) and is headquartered in Pittsburgh, Pennsylvania.

2. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting

These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less.

2. Summary of Significant Accounting Policies (Continued)

Fully Disclosed Basis

The Company is associated with RBC Correspondent Services, a division of RBC Capital Markets, LLC (RBC) (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2020, upon which the Clearing Broker pays interest at prevailing rates. As of December 31, 2020, the clearing deposit account amounted to $25,018 and is included in cash on the statement of financial condition.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deem uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial. Receivables from contracts with customers amounted to $46,338 and $42,171 for the years ended December 31, 2020 and 2019, respectively.

Commissions Payable

A substantial portion of our commission revenue is ultimately paid to our registered representatives and investment advisors. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Capitalization and Depreciation

Fixed assets, in excess of $5,000 are recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line method and accelerated cost recovery system for financial and tax reporting, respectively.

2. Summary of Significant Accounting Policies (Continued)

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancellable operating leases, for office space and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $2,735 for the year ended December 31, 2020.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company has elected S Corporation status effective January 1, 2021 (Note 9). Earnings and losses after that date will be included in the personal income tax returns of the shareholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur additional income tax obligations, and future financial statements will not include a provision for income taxes. Prior to the change, income taxes currently payable and deferred income taxes related primarily to operating loss carryforwards that were available to offset future taxable income and differences in depreciation methods. It is the Company's policy not to take uncertain tax positions.

The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2020, the Company's open audit periods are 2017 through 2020 for both federal and state purposes.

3. Revenue From Contracts With Customers

Significant Judgments

Revenue from contracts with customers includes commission income and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

3. Revenue From Contracts With Customers (Continued)

Distributions Fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distributions fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distributions fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset Management

Investment Advisory Fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Disaggregated Revenue From Contracts With Customers

The following table represents revenue by major source:

Commissions:	
Brokerage commissions	$ 827,629
Distribution fees	591,351
Total commission revenue	1,418,980
Asset management fees:	
Investment advisory fees	739,593
Total Revenue From Contracts With Customers	$ 2,158,573

4. SEC Rule 15c3-3 Exemption

The Company claims exemption (k)(2)(ii) from rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of securities and various other financial products such as mutual funds, variable annuities and life insurance policies. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

5. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15-c3-1), which requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $221,402 which was $214,731 in excess of its required net capital of $6,671. The Company's net capital ratio was .45 to 1.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2020, there were no material differences.

7. Regulatory Filings

The Statement of Financial Condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Company and at the Washington, D.C. and Regional Office of the Commission.

8. Pension Plan

The Company has a defined contribution 401(k) pension plan which covers all of its employees. Total matching contributions amounted to $0 for the year ended December 31, 2020.

9. Change in Tax Status

As discussed in Note 2, the Company changed its tax status from taxable to nontaxable in 2021. The deferred tax provision consists of approximately $1,700 related to the current year utilization of the Company's state NOL carryforward and approximately $1,700 related to the elimination of the remaining deferred tax asset and liability as of December 31, 2020, as the effective date of the Company's S Corporation election is January 1, 2021.

The provision for income taxes in the statement of income consists of the following components:

Currently payable:		
Federal	$	10,119
State		3,035
Deferred income taxes:		
Federal		(3,400)
State		6,800
	$	16,554

10. Lease Commitments

The Company leases office space (3,400 square feet), from Springhouse Investments, LLC, an entity related to the majority shareholder of the Company, under a non-cancellable operating lease which provides for monthly lease payments of $6,510 through October 2028, and then reduced to $5,076 for the remainder of the lease term. This lease commenced on March 1, 2014 and expires on February 28, 2029. Operating lease cost amounted to $77,468 for the year ended December 31, 2020.

10. Lease Commitments (Continued)

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2020 are as follows:

Operating lease cost	$ 77,467

Amounts reported in the statement of financial condition as of December 31, 2020 were as follows:

Operating leases:	
Operating lease ROU asset	$ 519,475
Operating lease liability	$ 519,037

10. Lease Commitments (Continued)

Other information related to leases as of December 31, 2020 was as follows:

Supplemental cash flow information:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flow from operating leases	$	78,117
Reductions to ROU assets resulting from reductions to lease obligations:		
Operating leases	$	50,130
Discount rate on operating leases:		5%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2020 are as follows:

2021	$	78,117
2022		78,117
2023		78,117
2024		78,117
2025		78,117
Thereafter		241,628
Total undiscounted lease payments		632,213
Less: imputed interest		(113,176)
Total Operating Lease Liabilities	$	519,037

10. Lease Commitments (Continued)

The Company leased furniture and office equipment from Marshall, Henry & Co., LLC, a shareholder of the Company, under two cancellable leases. One lease was entered into on July 1, 2016, with a monthly payment of $684, through July 1, 2020. These lease assets were purchased for the fair market value at July 1, 2020, per the lease agreement. The second lease, entered into December 22, 2017 for $205 per month, was bought out in January 2020 for the remaining lease payments. Payments under these leases amounted to $15,446 in 2020.

Finally, the Company leases certain office equipment under an operating leases which are renewed on an annual basis. Total rent expense under these leases amounted to $9,488 for the year ended December 31, 2020.

11. Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2020, the Company exceeded the insured limit by $8,032.

12. Subsequent Events

The Company has evaluated subsequent events through February 16, 2021, which is the date the financial statements were available to be issued.

13. Supplemental Cash Flow Information

The Company paid income taxes in the amount of $4,481 during the year ended December 31, 2020.

14. Payroll Protection Program Loan

In April 2020, the Company applied for funds from the Paycheck Protection Program (PPP) administered by the Small Business Administration (SBA), as provided by the CARES Act. This SBA program provides funds to qualifying business based on established criteria. In May 2020, the Company received PPP funding of $117,000. If the Company used the funds for stated qualifying expenses, the amount of those qualifying expenses would be forgiven. The Company spent 100% of the PPP funds on qualifying expenses and was granted 100% forgiveness on January 19, 2021. As such, the amount forgiven has been included in revenues on the statement of income for the year ended December 31, 2020.

Supplemental Information

Harvest Financial Corporation

Computations of Net Capital and Aggregate Indebtedness

Year Ended December 31, 2020

Net Capital:		
Total stockholders' equity	$	264,408
Deductions:		
Prepaid expenses		29,114
Computer and office equipment		13,454
ROU asset > ROU liability		438
Total non-allowable assets		43,006
Net Capital		221,402
Net Capital Requirements		6,671
Net Capital in Excess of Minimum Requirements	$	214,731
Aggregate Indebtedness	$	100,070
Ratio of Aggregate Indebtedness to Net Capital		0.45

See Report of Independent Registered Public Accounting Firm.

Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:

Net Capital Per Audit Report	$	221,402
Audit Adjustments		-
Net Capital Per Broker/Dealer's Unaudited Part II	$	221,402

Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel 412-257-2882
Fax 412-257-2888
www.emmcpas.com

Exemption Review Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3(k)(2)(ii), in which (1) Harvest Financial Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harvest Financial Corporation claimed an exemption from 17 C.F.R § 240.15c3-3:(k)(2)(ii) - (exemption provisions) and (2) Harvest Financial Corporation stated that Harvest Financial Corporation met the identified exemption provisions throughout the most recent fiscal year without exemption. Harvest Financial Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harvest Financial Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Evans Mehlhorn & Miller PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

Bridgeville, Pennsylvania

February 16, 2021

HARVEST
Financial Corporation
Investments / Securities
Member FINRA / SIPC

1600 Benedum-Trees Building
223 Fourth Avenue
Pittsburgh, PA 15222
(412) 391-1466
1-800-837-1466
(412) 391-1406 Fax

January 14, 2021

Harvest Financial Corporation

Statement of Exemption from
SEC Rule 15c3-3(k)(2)(ii)

Harvest Financial Corporation ("Harvest") is a registered broker-dealer subject to Rule 17A-5 of the Securities and Exchange Commission. Harvest is a non-clearing (fully disclosed) broker-dealer and does not carry accounts of customers on its books. Client checks are payable only to our clearing firm, custodial firm or to funds direct; checks are not accepted that are paid to Harvest but are returned to the client as noted.

Harvest claims exemption from SEC Rule 15c3-3(k)(2)(ii) and met the exemption provisions throughout the most recent fiscal year, ending December 31, 2020, without exception.

F. David Ruscetti
President